Exhibit 99.1

BARRICK KEEPS KEY PROJECTS ON TRACK

AND DELIVERS ANOTHER QUARTER OF

IMPROVED PRODUCTION AND COSTS

ALL AMOUNTS EXPRESSED IN U.S. DOLLARS

LONDON, November 2, 2023 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) — Barrick’s Q3 results showed improved production at lower costs and confirmed its long term growth forecast. President and chief executive Mark Bristow said the Q3 performance was an improvement on the previous quarter’s and Q4 is expected to be better. Despite the projected second half improvement, gold production is forecast to be marginally below the low end of our annual guidance range. Copper is comfortably on track to meet its guidance for production and costs.

Gold production in Q3 was higher than Q2 driven by improved performances at Cortez, Turquoise Ridge and Kibali. As previously disclosed, the ramp up at Pueblo Viejo is slower than planned. Barrick is engaged with original equipment suppliers to develop permanent solutions for their equipment failures. The 2024 Pueblo Viejo production forecast still exceeds 800,000 ounces (100% basis).1 The company also confirmed that the Notice of Availability for the Final Environmental Impact Statement for Goldrush was published on October 27.

“Mining is a long game and we don’t manage Barrick by the quarter—our projection for a 30% increase in the production of gold-equivalent ounces by the end of this decade remains intact,” he said.2

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q3 2023	Q2 2023	Q3 2022

Realized gold price[4,5] ($ per ounce)	1,928	1,972	1,722

Net earnings ($ millions)	368	305	241

Adjusted net earnings[6] ($ millions)	418	336	224

Net cash provided by operating activities ($ millions)	1,127	832	758

Free cash flow[3] ($ millions)	359	63	(34)

Net earnings per share ($)	0.21	0.17	0.14

Adjusted net earnings per share[6] ($)	0.24	0.19	0.13

Attributable capital expenditures[7] ($ millions)	589	588	609

Operating Results	Q3 2023	Q2 2023	Q3 2022

Gold

Production[4] (000s of ounces)	1,039	1,009	988

Cost of sales[4,8] ($ per ounce)	1,277	1,323	1,226

Total cash costs[4,9] ($ per ounce)	912	963	891

All-in sustaining costs[4,9] ($ per ounce)	1,255	1,355	1,269

Copper

Production[4] (millions of pounds)	112	107	123

Cost of sales[4,8] ($ per pound)	2.68	2.84	2.30

C1 cash costs[4,10] ($ per pound)	2.05	2.28	1.86

All-in sustaining costs[4,10] ($ per pound)	3.23	3.13	3.13

Financial Position	As at 9/30/23	As at 6/30/23	As at 9/30/22

Debt (current and long-term) ($ millions)	4,775	4,774	5,095

Cash and equivalents ($ millions)	4,261	4,157	5,240

Debt, net of cash ($ millions)	514	617	(145)

Best Assets

∎	Q3 gold production higher and costs lower than Q2; increased production from Cortez, Turquoise Ridge and Kibali

∎	Stronger Q4 expected with 2023 gold production marginally below the low end of guidance

∎	Pueblo Viejo equipment issues impact plant expansion project commissioning and ramp-up

∎	Strong Q3 for copper production positions Barrick to deliver on annual guidance

∎	Lumwana feasibility study on track for completion by end 2024, paving the way for near doubling of capacity

∎	Signing of Special Mining Lease and Mining Development Contract keeps Porgera on track for year end restart[11]

∎	Veladero Phase 7B leach pad expansion scheduled for completion in 2024

∎	Reko Diq feasibility study update on track for completion by end of 2024

∎	Strong brownfields drilling results at AME & LATAM Asia Pacific Tier One[12] mines support expected replacement of 2023 reserve depletion

∎	Mineral resource definition at NGM support future three year reserve/resource replacement strategy

∎	Expanded exploration portfolio across South, Central and North America

Leader in Sustainability

∎	Scope 3 emissions reduction and engagement targets set

∎	Barrick complies with GISTM requirements for Extreme and Very High Consequence facilities in line with guidance

∎	Barrick continues to exceed its water re-use and recycling targets

∎	Malaria Incidence Rate[13] 26% below the comparable period from 2022

∎	Barrick pioneers mining industry in Pakistan hosting first-ever Minerals Summit

∎	Barrick establishes schools, clinics and water plants in Balochistan

∎	Winnemucca Child Care and Early Learning Centre opened

Delivering Value

∎	35% quarter on quarter increase in operating cash flow to over $1.1 billion

∎	Free cash flow[3] increased by $296 million over Q2 to $359 million

∎	Debt, net of cash decreased to $514 million; net leverage near zero

∎	24% increase in net earnings per share and 26% increase in adjusted net earnings per share[6] to $0.24 for the quarter

∎	$0.10 per share dividend declared

BARRICK THIRD QUARTER 2023	2	PRESS RELEASE

CONTINUED FROM PAGE 1

Barrick’s other key growth projects—the development of the Reko Diq copper and gold mine in Pakistan, and the expansion of the Lumwana copper mine in Zambia—are making steady progress. Construction of Reko Diq is scheduled to start in 2025 targeting first production in 2028, and Lumwana’s expansion is scheduled on the same timetable. Reko Diq will rank among the world’s top 10 copper producers when it reaches full production, while the expanded Lumwana mine is forecast to produce at an annual production rate of 240,000 tonnes of contained copper.14,15

“Growing the copper portfolio is one of our strategic priorities, and when these two mines are in full production, they will promote Barrick to the premier league of copper producers alongside its peerless gold portfolio. In the meantime, we’re using our very successful Jabal Sayid copper mine in Saudi Arabia as a springboard for the discovery of new opportunities within the Kingdom and around the Red Sea to Egypt, where we believe the Arabian-Nubian Shield is poised to become a major new mining destination,” Bristow said.

Barrick has aggressive exploration across its global portfolio, aiming both to sustain the company’s peerless record of reserves replacement, and to find its next million-ounce discovery. Since the merger with Randgold Resources in 2019, Barrick has replaced 125% of its depleted reserves (exclusive of divestments and acquisitions on a gold equivalent basis).16

Strong drill results at Nevada Gold Mines support its three-year resource and replacement plan and, brownfields exploration is highlighting the potential in the Africa and Middle East region, and the exploration portfolios of South, Central and North America are being expanded.

Bristow described Barrick’s financial performance for the quarter as strong, noting that operating cash flows grew by 35% to more than $1 billion, free cash flow3 was up significantly to $359 million, net earnings per share increased 24% to $0.21 per share and adjusted net earnings per share6 rose 26% to $0.24 per share. The quarterly dividend was maintained at 10 cents per share.

“Our robust balance sheet secures Barrick’s capacity to continue to invest in growth projects, both new and existing. These projects are not required to maintain our existing production profile; they’re exceptional opportunities to drive real long-term value creation, and our team has shown that they’re more than capable of fully delivering on them,” Bristow said.

Q3 2023 Results Presentation

Webinar and Conference Call

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

Go to the webinar

US and Canada (toll-free), 1 800 319 4610

UK (toll-free), 0808 101 2791

International (toll), +1 416 915 3239

The Q3 2023 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

BARRICK DECLARES Q3 DIVIDEND

Barrick today announced the declaration of a dividend of $0.10 per share for the third quarter of 2023. The dividend is consistent with the company’s Performance Dividend Policy announced at the start of 2022.

The Q3 2023 dividend will be paid on December 15, 2023 to shareholders of record at the close of business on November 30, 2023.

“The continuing strength of our business and our balance sheet allows us to maintain the distribution of a robust dividend to our shareholders, whilst still ensuring adequate liquidity to invest in our significant growth projects,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

BARRICK THIRD QUARTER 2023	3	PRESS RELEASE

BARRICK SETS SCOPE 3 EMISSIONS TARGETS

IN LINE WITH SUSTAINABILITY STRATEGY

Barrick has set Scope 3 emissions reduction targets to advance its responsible energy transitioning program in line with its integrated and holistic approach to sustainability management.

Scope 3 emissions are those generated outside the company’s operational control, associated with upstream and downstream activities. Barrick has already established a Scope 1 and 2 reduction target of 30% by 2030 against a 2018 baseline for its own operations while maintaining a steady production profile, with the ultimate vision of achieving net zero by 2050.

Group sustainability executive Grant Beringer says effective Scope 3 action requires the combined efforts of producers, suppliers and customers and must be backed by short-, medium- and long-term implementation plans.

“As with Scope 1 and 2, we’ve set a clear Scope 3 roadmap, with targets that are achievable, measurable and based on science rather than wishful thinking. After extensive supplier engagement and data collection, we’ve developed category-level targets for emissions hotspots that have the greatest potential for action. These targets are both quantitative and qualitative. Qualitative targets, and the engagement that goes with them, are fundamental to progressing collective action and the evolution of data quality. As we improve our data quality, we will review and refine our targets and the actions being taken to achieve them. In line with our partnership model, we are also helping suppliers to build the necessary management capacity,” he says.

Barrick president and chief executive Mark Bristow says the company’s climate strategy was a key component of its sustainability strategy, which is linked to the objectives of the United Nations Sustainable Development Goals (SDGs).

“Mining is integral to the achievement of the SDGs and Barrick has long shown the way by making sustainability foundational to all our activities. This has included the early creation of detailed and demonstrable emissions reduction roadmaps, with allocated capital, designed to deliver tangible progress towards our targets,” he says.

These targets are both quantitative and qualitative and are focused on high emission areas in our value chain as outlined below:

Goods and Suppliers (Category 1):17

•

Quantitative Target: 30% emissions reduction of “Tier 1” suppliers (those suppliers that collectively account for 5% of Barrick’s total spend in this category) by 2030 against a 2022 Scope 3 base year;

•	Qualitative Target: Incorporate 130 of our largest suppliers by spend into our annual outreach (this includes our Tier 1 suppliers as well as chemical and metal fabricator suppliers) and engagement;

•	2025 Target: Collect high-quality data for 50% of Tier 1 and chemical and metal fabricator suppliers through engagement, and refine emissions reduction targets by 2025.

Fuels and Energy (Category 3):17

•	Quantitative Target: 20% reduction against a 2022 Scope 3 base year by 2030;

•	Qualitative Targets:

○	Collaborate towards new technologies to reduce fleet emissions; and

○	Engage with host governments where we consume power from national grids for continued renewable energy incorporation.

Downstream Copper Processing (Category 10):17

•	Qualitative Target: Outreach and engagement of all downstream customers and smelters;

•	2025 Target: Set emissions reduction target, covering 75% of copper processing, by 2025.

BARRICK THIRD QUARTER 2023	4	PRESS RELEASE

TURQUOISE RIDGE TURNAROUND

DELIVERS 14% PRODUCTION INCREASE

Turquoise Ridge, one of Nevada Gold Mines’ Tier One12 mines, has increased production by 14% year on year against the same period in 2022, despite a planned shutdown, on the back of improved throughput and recovery at the Sage autoclave and a better underground performance. The mine is now well on track to achieve its annual guidance.

Nevada Gold Mines (NGM) managing director Peter Richardson says a new and rejuvenated leadership team had implemented a move from reactive to planned maintenance, achieving a substantial improvement in maintenance compliance. The stabilization of the carbon-in-leach circuit has delivered a 6% improvement in the recovery rate year on year.

“The now fully operational third shaft has increased the mine’s hoisting capacity, shortened hauling distances and provided additional ventilation. These improvements will increase production and significantly reduce mining unit costs.”

Richardson says the lessons learned from the Turquoise Ridge performance achievements will be applied across the Nevada mines. A similar maintenance intervention is already under way at Carlin’s process facilities, with the first focus on the Goldstrike autoclave.

REKO DIQ DEVELOPMENT CONTINUES TO

PREPARE FOR EARLY WORK START

The feasibility study update for the Reko Diq project, which hosts the giant copper-gold deposit in Pakistan’s Balochistan province, continues to make good progress towards its scheduled completion by the end of next year.

During the past quarter there was a strong focus on delineating water supply for the mine from surrounding aquifers. A seismic survey of aquifers in the surrounding area has indicated significant potential for aquifer water to meet the immediate water supply needs of the mine. Drilling has commenced to confirm the potential of these aquifers to meet the long-term water supply needs of the mine. Reko Diq also is working with Fleet Space Technologies, whose passive seismic geodes are purpose-built to perform in extreme conditions, to map the basin geometry of the groundwater systems.

An investigation of the region’s existing rail network has shown there are no capacity problems on the rail lines planned to be used by the mine during operation. The rail option is an efficient, environmentally friendly, and cost-effective way to transport copper concentrate from the mine to the port in Qasim and consumables and equipment back to the mine. Port Gwadar, in Balochistan, is being studied in parallel with Qasim and is expected to be used in the future once required infrastructure is developed by the Government of Pakistan to connect this port and the Government completes necessary port improvements.

Last quarter Barrick launched its International Graduate Program in Pakistan, designed to cultivate a cadre of future experts and leaders for the country’s fledgling mining industry. Nine young graduates—four of them women—have been selected through a merit-driven process in Balochistan.

Their disciplines are electrical engineering, civil engineering, renewable energy and geology. Barrick is also working with other partners to develop vocational and technical training centres to ensure that as the project ramps up, people from the surrounding area will be equipped to participate. Reko Diq’s workforce, which will number more than 4,500 when the mine is fully operational, will be assembled, with priority given to Balochistan locals and Pakistan nationals. Currently the project workforce comprises 120 people with 70% from Balochistan.

In line with its commitment to sharing Reko Diq’s benefits with the people of Balochistan from an early stage, Barrick has already commissioned three primary schools and supplied them with qualified teachers and educational material. The schools have introduced young people, about half of them girls, to formal education. Similarly, it has partnered with the Indus Hospital and Healthcare Network (IHHN) to establish a community health centre in Reko Diq’s nearest neighbouring village. IHHN has donated a state-of-the-art mobile clinic, operationally funded by Reko Diq, to serve the community while the Reko Diq funded Indus hospital is being set up.

In the meantime, Barrick is progressing project financing discussions with potential lenders, with positive responses. The financing process is expected to be formally launched before the end of the year and will run in tandem with the updated feasibility study, which will form the basis of the funding.

BARRICK THIRD QUARTER 2023	5	PRESS RELEASE

SPECIAL MINING LEASE SIGNALS PORGERA RESTART

Governor General Sir Bob Dabae has granted a special mining lease to New Porgera Limited (NPL), clearing the way for Barrick to restart production at the gold mine, which has been on care and maintenance for three years.11

This follows the signing of a mining development contract and the conclusion of a fiscal stability agreement for New Porgera between the government and NPL. NPL has commenced engagement with the mine property’s landowners to settle compensation agreements.

Barrick president and chief executive Mark Bristow said subject to agreement on compensation, the mine was positioned to restart before the end of this year. Recruitment was being accelerated to employ the full workforce that will be required when the mine starts ramping up operations as soon as the compensation agreements are in place.

“It’s been a long road, but the end is now in sight. Negotiations between Barrick, the government and the other stakeholders required patience and persistence but the spirit of partnership in which they were conducted eventually led to an outcome acceptable to all. Barrick’s commitment to partnership with its host countries is also reflected in NPL’s ownership structure, which ensures the equitable sharing of the value created by Porgera with all stakeholders,” he said.

AS LOULO-GOUNKOTO SUSTAINS A STRONG PERFORMANCE,

BARRICK HUNTS FOR NEW DISCOVERIES IN THE REGION

The Loulo-Gounkoto complex is set to maintain its status as one of the world’s top 10 gold producers as it stays on track to meet this year’s guidance and continues to grow reserves above annual mining depletion, says Barrick president and chief executive Mark Bristow.

Briefing local stakeholders including journalists recently, he noted that in the 26 years Barrick had been in the country, it had worked tirelessly with successive governments and local partners to grow Mali’s mining industry and to promote it as a global investment destination, in the face of many social and political challenges.

Over this time, Barrick has contributed almost $10 billion to the Malian economy in the form of taxes, royalties, salaries and payments to local suppliers. Some 70% of the economic benefit currently generated by the complex goes to its Malian stakeholders. Loulo-Gounkoto has contributed between 5% and 10% to the Malian GDP over the past 10 years.

Barrick has also developed a previously non-existent mining skills base in the region and Loulo-Gounkoto’s entire management team are citizens of Mali. “Mali was the birthplace of Barrick’s philosophy of genuine partnerships with its host governments. Close relationships can over time be stressed by misconceptions but in the past we have always been able to find solutions through open and transparent dialogue. Mutually acceptable solutions can be achieved if there is a genuine commitment to seek outcomes that deliver real and long-term value for Mali and its people,” he said.

Meanwhile, exploration teams continue to find new growth opportunities in the very prospective Loulo-Gounkoto region. Updated geological models have already identified new high-priority targets with the potential of delivering the next generation of major discoveries.

“We remain committed to Mali and, as we invest in future growth here, we look forward to maintaining a mutually beneficial partnership with the authorities and our in-country stakeholders,” Bristow said.

BARRICK THIRD QUARTER 2023	6	PRESS RELEASE

KIBALI DRIVES SUSTAINABLE VALUE CREATION

THROUGH PARTNERSHIPS

The planned third-quarter ramp-up at Kibali, Africa’s largest gold mine, has positioned it strongly to achieve its production guidance for the year, maintaining Barrick’s track record of delivery in the Democratic Republic of Congo.

Speaking to journalists and local stakeholders in Kinshasa, president and chief executive Mark Bristow said Kibali was also well on its way to again replace the ounces mined during the year, with positive results from both KCD underground and Mengu Hill cut-back and good progress with the development of the KCD 11000 lode decline expected to yield further resource to reserve conversions.

Kibali derives most of its energy needs from its three hydropower stations with plans for a 16MW solar farm with a battery energy storage system to augment the hydropower supply during the dry season well under way. Following completion of this project, the mine will run entirely on renewable energy for six months of the year reducing its greenhouse gas emissions by 19.7kt CO2e annually.

Part of the World Gold Council’s new documentary, GOLD: A Journey with Idris Elba, released on YouTube, was filmed at Kibali. Bristow said the mine was driving sustainable value creation through local partnerships, spending over $180 million with Congolese suppliers in the year to date and continuing to invest in community development programs.

“As Barrick has shown, responsible mining has the unique ability to make a transformative impact on the economies of developing and underdeveloped countries. It is a force for good for all its stakeholders, especially host countries and communities, and that force is amplified when there is a genuine partnership between miners and governments,” he said.

These include Cahier des Charge, part of our social development program aligned with the Mining Code, which has launched eleven projects this year with seven nearing completion. Barrick’s investment in this program will total $8.9 million over five years. Additionally, the mine’s community development fund, which contributes 0.3% of revenue to projects, now has 44 projects under its wing.

Kibali also continues to lead the way in biodiversity, with an assessment under way for the transfer of a further 30 white rhinos to the Garamba National Park, where 16 were reintroduced earlier this year by a Barrick-led initiative.

TWIGA PARTNERSHIP SHOWS THE

TRANSFORMATIVE IMPACT OF MINING

Barrick and the Tanzanian government are demonstrating how mining can be an enormous force for good when miners and their host governments work together to create sustainable value for all stakeholders, says president and chief executive Mark Bristow.

Speaking to media and other local stakeholders at Loulo Gold mine recently, Bristow said Barrick’s pioneering Twiga partnership with the government, which equally shares the economic benefits generated by the North Mara and Bulyanhulu mines, should be a model for successful cooperation, notably in developing countries. Not only is Barrick now the largest contributor to the Tanzanian economy through taxes, salaries, dividends, payments to local suppliers, and investment in community projects, but it is also proving the country’s investability to other international mining companies.

Since taking over the two moribund mines in 2019, Barrick has transformed them into a world-class gold mining complex making a substantial contribution to the company’s bottom line. In that time, it has contributed more than $3 billion to the Tanzanian economy, with Twiga this year recognized as the largest dividend payer of all the companies in which the government has an interest. The mines spent 84% of their procurement budgets with local companies, and Tanzanian citizens account for 96% of their workforce.

In the same spirit of partnership, work has begun on the $30 million investment by Barrick in improving the country’s education facilities, and we are finalizing the details for a further $40 million roadbuilding program.

Both mines are well on track to achieve their production guidance for 2023 as well as to replace reserves depleted by mining. In the meantime, exploration across Barrick’s licence areas has highlighted new development opportunities across these areas, including a potential new underground mine at North Mara.

“Our Twiga partnership is not only adding value to the Tanzanian economy but to the quality of the lives of the communities around its mines as they continue to grow. Our continued engagement with these communities and their village leaders, local NGOs and human rights organizations demonstrates Barrick’s partnership philosophy and our commitment to upholding human rights standards in the regions in which we operate,” Bristow said.

BARRICK THIRD QUARTER 2023	7	PRESS RELEASE

BARRICK STRENGTHENS ZAMBIA PARTNERSHIP,

INVESTS IN MAJOR EXPANSION OF LUMWANA MINE

Barrick’s transformation of its Lumwana mine into a world-class producer will provide strong impetus for the government’s thrust to revive the country’s copper industry, president and chief executive Mark Bristow said in Lusaka after a recent meeting with Zambian President Hakainde Hichilema.

Barrick is investing almost $2 billion in an expansion project designed to increase Lumwana’s annual production to an estimated 240,000 tonnes of copper from a 50 million tonne per annum process plant over a 36-year life of mine, elevating this once-unprofitable operation into the front rank of copper producers. The project’s accelerated work program is targeting completion of the full feasibility study by the end of 2024, bringing expected expanded process plant production forward to 2028.

Since the merger of Barrick and Randgold in 2019, Lumwana has contributed almost $3 billion to the Zambian economy in the form of taxes, royalties, salaries and the procurement of goods and services. In addition to its local procurement policy, the company is also committed to local employment, and 99.3% of Lumwana’s current workforce are Zambian nationals.

“Barrick believes that its host countries are its key stakeholders and that partnering with them creates sustainable value for both of us. In Zambia as elsewhere in our global network, we seek to share the economic benefits generated by our mines with the countries’ governments and people, notably our neighbouring communities,” Bristow said.

Last year Barrick launched a Business Accelerator Program aimed at building business capacity for the Zambian contractors in Lumwana’s supply chain and to support them in effecting their own growth plans. It is also partnering with the country’s Ministry of Small and Medium Enterprises to support the development of these businesses.

Looking at Lumwana’s current performance, Bristow said it was on track to deliver its production guidance for 2023 and was ramping up mining with both the reopening of the Malundwe pit as well as delivery of the new owner mining pre-stripping fleet.

President Hakainde Hichilema said he was elated by the news of the planned expansion. “This is a show of confidence in our New Dawn government by one of the world’s leading mining companies. Our laser focus is on establishing Zambia as a global mining destination. We have also set ourselves the target of producing 3 million tonnes of copper by 2030. Barrick is a key strategic partner on this journey.”

BARRICK’S EMBEDDED GROWTH PROJECTS TO DRIVE

VALUE WITH 30% RISE IN PRODUCTION

With the potential embedded in its growth project portfolio, Barrick plans to double its copper production by the end of the decade and continue to increase it to an estimated 1 billion pounds or 450,000 tonnes of copper per annum by 2031, says president and chief executive Mark Bristow.2

Speaking to investors on an update call, Bristow said this substantial growth in copper production combined with the output from Barrick’s sector-leading gold portfolio was expected to increase the group’s attributable production by some 30% to 6.8 million gold-equivalent ounces by 2031.2,18

“The value of these projects, and in particular of our substantial and growing copper business, is currently underestimated by the market. If it was properly appreciated, Barrick would be commanding a premium to our peers,” he said.

Mineral resource management and evaluation executive Simon Bottoms said “Reko Diq in Pakistan is positioned to rank as one the world’s top 10 copper mines when it reaches full production, and the pre-feasibility study on the Lumwana Super Pit Expansion is projected to deliver a potential of 240,000 tonnes of copper production per annum from a 50 million tonne process plant expansion over a 36-year life of mine.14,15 As a result of the progress the accelerated Lumwana work program is now targeting to complete a full feasibility study by the end of 2024, which brings forward our expected production from the Super Pit to 2028. The Reko Diq project also remains on track to deliver an updated feasibility study by the end of 2024. Together, the Reko Diq and Lumwana Super Pit feasibility studies will underpin potential 2024 reserve updates as an indicator of the transition to construction”.

“Within our gold growth portfolio, the wholly-owned Fourmile project is a best-in-class development project located in the world’s most prolific gold district adjacent to existing infrastructure, with ongoing drilling demonstrating significant potential to increase in grade and size. Accordingly, we are assessing options for independent exploration decline access in support of a pre-feasibility study, which would later be reutilised for development and production complementing the current Goldrush development. The results of our preliminary

BARRICK THIRD QUARTER 2023	8	PRESS RELEASE

economic assessment indicate that this could support a potential production profile of 300,000-400,000 ounces per annum, over and above the existing Cortez profile of 0.95-1.1 million ounces per year (100% basis) over 10 years,” says Bottoms.2,19

Bristow said Nevada Gold Mines, the world’s largest gold mining complex, was expected to grow its annual production to 3.7 million ounces (100% basis) towards the end of the decade driven by our three Tier One assets and near-mine exploration pointed to the extension of that horizon to 15 years and beyond.2,12

In the Carlin District, the current 10-year production profile is expected to be between 1.4-1.6 million ounces per year (100% basis), and we have identified an exciting potential high-grade opportunity at Horsham, on the northeast side of the known high-grade controlling structures in the Leeville Complex, that we will advance over the next few years, and is expected to extend this profile well past the 10-year window.2

Similarly at Turquoise Ridge, we expect to build on the already significant reserves and resources base with multi-

million ounce potential growth opportunities at Cricket Corridor to the east, BBT Corridor to the south, and Getchell Fault zone to the west. This will potentially further add to the existing 10-year production profile of 550,000-750,000 ounces per year (100% basis).2

In Latin America, the Pueblo Viejo expansion project is transforming a Tier One mine headed for closure into a long-life, low-cost producer.20 While in Papua New Guinea, we are working towards the restart of Porgera by the end of this year, and restarted drilling will target the resource definition of the Wangima Pit, with similar geology to the existing underground and open pit, which has the potential to underpin an approximately 20 year mine life.21

“The Africa and Middle East region, our most consistent production and reserve replacement performer, now also presents us with the exciting growth opportunities as we leverage our partnership model in Tanzania and Saudi Arabia,” Bristow said.

BARRICK THIRD QUARTER 2023	9	PRESS RELEASE

2023 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2023 forecast attributable production (000s oz)	2023 forecast cost of sales[8] ($/oz)	2023 forecast total cash costs[9] ($/oz)	2023 forecast all-in sustaining costs[9] ($/oz)

Carlin (61.5%)	910 - 1,000	1,030 - 1,110	820 - 880	1,250 - 1,330

Cortez (61.5%)[22]	580 - 650	1,080 - 1,160	680 - 740	930 - 1,010

Turquoise Ridge (61.5%)	300 - 340	1,290 - 1,370	900 - 960	1,170 - 1,250

Phoenix (61.5%)	100 - 120	1,860 - 1,940	880 - 940	1,110 - 1,190

Long Canyon (61.5%)	0 - 10	2,120 - 2,200	730 - 790	1,080 - 1,160

Nevada Gold Mines (61.5%)	1,900 - 2,100	1,140 - 1,220	790 - 850	1,140 - 1,220

Hemlo	150 - 170	1,400 - 1,480	1,210 - 1,270	1,590 - 1,670

North America	2,100 - 2,300	1,160 - 1,240	820 - 880	1,170 - 1,250

Pueblo Viejo (60%)	470 - 520	1,130 - 1,210	710 - 770	960 - 1,040

Veladero (50%)	160 - 180	1,630 - 1,710	1,060 - 1,120	1,550 - 1,630

Porgera (47.5%)[11]	—	—	—	—

Latin America & Asia Pacific	630 - 700	1,260 - 1,340	800 - 860	1,110 - 1,190

Loulo-Gounkoto (80%)	510 - 560	1,100 - 1,180	750 - 810	1,070 - 1,150

Kibali (45%)	320 - 360	1,080 - 1,160	710 - 770	880 - 960

North Mara (84%)	230 - 260	1,120 - 1,200	900 - 960	1,240 - 1,320

Bulyanhulu (84%)	160 - 190	1,230 - 1,310	880 - 940	1,160 - 1,240

Tongon (89.7%)	180 - 210	1,260 - 1,340	1,070 - 1,130	1,240 - 1,320

Africa & Middle East	1,450 - 1,600	1,130 - 1,210	820 - 880	1,080 - 1,160

Total Attributable to Barrick[23,24,25]	4,200 - 4,600	1,170 - 1,250	820 - 880	1,170 - 1,250

COPPER PRODUCTION AND COSTS

	2023 forecast attributable production (Mlbs)	2023 forecast cost of sales[8] ($/lb)	2023 forecast C1 cash costs[10] ($/lb)	2023 forecast all-in sustaining costs[10] ($/lb)

Lumwana	260 - 290	2.45 - 2.75	2.00 - 2.20	3.20 - 3.50

Zaldívar (50%)	100 - 110	3.40 - 3.70	2.60 - 2.80	2.90 - 3.20

Jabal Sayid (50%)	65 - 75	1.80 - 2.10	1.50 - 1.70	1.60 - 1.90

Total Attributable to Barrick[25]	420 - 470	2.60 - 2.90	2.05 - 2.25	2.95 - 3.25

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining[7]	1,450 - 1,700

Attributable project[7]	750 - 900

Total attributable capital expenditures[7]	2,200 - 2,600

2023 OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2023 Guidance Assumption	Hypothetical Change	Impact on EBITDA[26] (millions)	Impact on TCC and AISC[9,10]

Gold price sensitivity	$1,650/oz	+/- $100/oz	‘+/-$590	‘+/-$5/oz

Copper price sensitivity	$3.50/lb	+/- $0.25/lb	‘+/- $110	‘+/-$0.01/lb

Refer to page 13 of Barrick’s Q3 2023 MD&A for the latest full year 2023 outlook.

BARRICK THIRD QUARTER 2023	10	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	478	458	4%	425	12%

Gold produced (000s oz 100% basis)	777	744	4%	691	12%

Cost of sales ($/oz)	1,273	1,357	(6)%	1,242	2%

Total cash costs ($/oz)[b]	921	1,009	(9)%	924	0%

All-in sustaining costs ($/oz)[b]	1,286	1,388	(7)%	1,333	(4)%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	230	248	(7)%	229	0%

Gold produced (000s oz 100% basis)	374	403	(7)%	372	0%

Cost of sales ($/oz)	1,166	1,240	(6)%	1,137	3%

Total cash costs ($/oz)[b]	953	1,013	(6)%	943	1%

All-in sustaining costs ($/oz)[b]	1,409	1,407	0%	1,304	8%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	137	110	25%	98	40%

Gold produced (000s oz 100% basis)	224	178	25%	160	40%

Cost of sales ($/oz)	1,246	1,346	(7)%	1,056	18%

Total cash costs ($/oz)[b]	840	972	(14)%	770	9%

All-in sustaining costs ($/oz)[b]	1,156	1,453	(20)%	1,426	(19)%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	83	68	22%	62	34%

Gold produced (000s oz 100% basis)	134	112	22%	102	34%

Cost of sales ($/oz)	1,300	1,466	(11)%	1,509	(14)%

Total cash costs ($/oz)[b]	938	1,088	(14)%	1,105	(15)%

All-in sustaining costs ($/oz)[b]	1,106	1,302	(15)%	1,423	(22)%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	26	29	(10)%	30	(13)%

Gold produced (000s oz 100% basis)	42	46	(10)%	47	(13)%

Cost of sales ($/oz)	2,235	2,075	8%	1,964	14%

Total cash costs ($/oz)[b]	1,003	948	6%	953	5%

All-in sustaining costs ($/oz)[b]	1,264	1,132	12%	1,084	17%

Long Canyon (61.5%)

Gold produced (000s oz attributable basis)	2	3	(33)%	6	(67)%

Gold produced (000s oz 100% basis)	3	5	(33)%	10	(67)%

Cost of sales ($/oz)	1,832	1,640	12%	1,769	4%

Total cash costs ($/oz)[b]	778	637	22%	662	18%

All-in sustaining costs ($/oz)[b]	831	677	23%	684	21%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	79	77	3%	121	(35)%

Gold produced (000s oz 100% basis)	131	128	3%	202	(35)%

Cost of sales ($/oz)	1,501	1,344	12%	1,097	37%

Total cash costs ($/oz)[b]	935	840	11%	733	28%

All-in sustaining costs ($/oz)[b]	1,280	1,219	5%	1,063	20%

BARRICK THIRD QUARTER 2023	11	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	142	141	1%	130	9%

Gold produced (000s oz 100% basis)	176	176	1%	162	9%

Cost of sales ($/oz)	1,087	1,150	(5)%	1,220	(11)%

Total cash costs ($/oz)[b]	773	801	(3)%	845	(9)%

All-in sustaining costs ($/oz)[b]	1,068	1,245	(14)%	1,216	(12)%

Kibali (45%)

Gold produced (000s oz attributable basis)	99	87	14%	83	19%

Gold produced (000s oz 100% basis)	221	195	14%	184	19%

Cost of sales ($/oz)	1,152	1,269	(9)%	1,047	10%

Total cash costs ($/oz)[b]	694	797	(13)%	731	(5)%

All-in sustaining costs ($/oz)[b]	801	955	(16)%	876	(9)%

Veladero (50%)

Gold produced (000s oz attributable basis)	55	54	2%	41	34%

Gold produced (000s oz 100% basis)	111	108	2%	83	34%

Cost of sales ($/oz)	1,376	1,424	(3)%	1,430	(4)%

Total cash costs ($/oz)[b]	988	999	(1)%	893	11%

All-in sustaining costs ($/oz)[b]	1,314	1,599	(18)%	1,570	(16)%

Porgera (47.5%)[d]

Gold produced (000s oz attributable basis)	—	—	— %	—	— %

Gold produced (000s oz 100% basis)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

Tongon (89.7%)

Gold produced (000s oz attributable basis)	47	44	7%	41	15%

Gold produced (000s oz 100% basis)	53	49	7%	46	15%

Cost of sales ($/oz)	1,423	1,514	(6)%	1,744	(18)%

Total cash costs ($/oz)[b]	1,217	1,380	(12)%	1,462	(17)%

All-in sustaining costs ($/oz)[b]	1,331	1,465	(9)%	1,607	(17)%

Hemlo

Gold produced (000s oz)	31	35	(11)%	28	11%

Cost of sales ($/oz)	1,721	1,562	10%	1,670	3%

Total cash costs ($/oz)[b]	1,502	1,356	11%	1,446	4%

All-in sustaining costs ($/oz)[b]	1,799	1,634	10%	1,865	(4)%

North Mara (84%)

Gold produced (000s oz attributable basis)	62	64	(3)%	71	(13)%

Gold produced (000s oz 100% basis)	73	77	(3)%	84	(13)%

Cost of sales ($/oz)	1,244	1,208	3%	956	30%

Total cash costs ($/oz)[b]	999	942	6%	737	36%

All-in sustaining costs ($/oz)[b]	1,429	1,355	5%	951	50%

BARRICK THIRD QUARTER 2023	12	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	46	49	(6)%	48	(4)%

Gold produced (000s oz 100% basis)	55	58	(6)%	58	(4)%

Cost of sales ($/oz)	1,261	1,231	2%	1,229	3%

Total cash costs ($/oz)[b]	859	850	1%	898	(4)%

All-in sustaining costs ($/oz)[b]	1,132	1,105	2%	1,170	(3)%

Total Attributable to Barrick[e]

Gold produced (000s oz)	1,039	1,009	3%	988	5%

Cost of sales ($/oz)[f]	1,277	1,323	(3)%	1,226	4%

Total cash costs ($/oz)[b]	912	963	(5)%	891	2%

All-in sustaining costs ($/oz)[b]	1,255	1,355	(7)%	1,269	(1)%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

e.	Excludes Pierina, which is producing incidental ounces while in closure.

f.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2023	13	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change

Lumwana

Copper production (Mlbs)	72	67	7%	82	(12)%

Cost of sales ($/lb)	2.48	2.80	(11)%	2.19	13%

C1 cash costs ($/lb)[a]	1.86	2.30	(19)%	1.78	4%

All-in sustaining costs ($/lb)[a]	3.41	3.29	4%	3.50	(3)%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	22	22	0%	23	(4)%

Copper production (Mlbs 100% basis)	46	43	0%	45	(4)%

Cost of sales ($/lb)	3.86	3.89	(1)%	3.20	21%

C1 cash costs ($/lb)[a]	2.99	3.02	(1)%	2.45	22%

All-in sustaining costs ($/lb)[a]	3.39	3.73	(9)%	2.94	15%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	18	18	0%	18	0%

Copper production (Mlbs 100% basis)	35	35	0%	37	0%

Cost of sales ($/lb)	1.72	1.61	7%	1.58	9%

C1 cash costs ($/lb)[a]	1.45	1.26	15%	1.41	3%

All-in sustaining costs ($/lb)[a]	1.64	1.42	15%	1.52	8%

Total Attributable to Barrick

Copper production (Mlbs)	112	107	5%	123	(9)%

Cost of sales ($/lb)[b]	2.68	2.84	(6)%	2.30	17%

C1 cash costs ($/lb)[a]	2.05	2.28	(10)%	1.86	10%

All-in sustaining costs ($/lb)[a]	3.23	3.13	3%	3.13	3%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2023	14	PRESS RELEASE

Financial and Operating Highlights

			For the three months ended			For the nine months ended

	9/30/23	6/30/23	% Change	9/30/22	% Change	9/30/23	9/30/22	% Change

Financial Results ($ millions)

Revenues	2,862	2,833	1%	2,527	13%	8,338	8,239	1%

Cost of sales	1,915	1,937	(1)%	1,815	6%	5,793	5,404	7%

Net earnings[a]	368	305	21%	241	53%	793	1,167	(32)%

Adjusted net earnings[b]	418	336	24%	224	87%	1,001	1,106	(9)%

Adjusted EBITDA[b]	1,464	1,368	7%	1,155	27%	4,015	4,327	(7)%

Adjusted EBITDA margin[c]	51%	48%	6%	46%	11%	48%	53%	(9)%

Minesite sustaining capital expenditures[b,d]	529	524	1%	571	(7)%	1,507	1,514	0%

Project capital expenditures[b,d]	227	238	(5)%	213	7%	691	625	11%

Total consolidated capital expenditures[d,e]	768	769	0%	792	(3)%	2,225	2,158	3%

Net cash provided by operating activities	1,127	832	35%	758	49%	2,735	2,686	2%

Net cash provided by operating activities margin[f]	39%	29%	34%	30%	30%	33%	33%	0%

Free cash flow[b]	359	63	470%	(34)	1,156%	510	528	(3)%

Net earnings per share (basic and diluted)	0.21	0.17	24%	0.14	50%	0.45	0.66	(32)%

Adjusted net earnings (basic)[b] per share	0.24	0.19	26%	0.13	85%	0.57	0.62	(8)%

Weighted average diluted common shares (millions of shares)	1,755	1,755	0%	1,768	(1)%	1,755	1,775	(1)%

Operating Results

Gold production (thousands of ounces)[g]	1,039	1,009	3%	988	5%	3,000	3,021	(1)%

Gold sold (thousands of ounces)[g]	1,027	1,001	3%	997	3%	2,982	3,030	(2)%

Market gold price ($/oz)	1,928	1,976	(2)%	1,729	12%	1,930	1,824	6%

Realized gold price[b,g] ($/oz)	1,928	1,972	(2)%	1,722	12%	1,934	1,820	6%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,277	1,323	(3)%	1,226	4%	1,325	1,211	9%

Gold total cash costs[b,g] ($/oz)	912	963	(5)%	891	2%	953	859	11%

Gold all-in sustaining costs[b,g] ($/oz)	1,255	1,355	(7)%	1,269	(1)%	1,325	1,215	9%

Copper production (millions of pounds)[g]	112	107	5%	123	(9)%	307	344	(11)%

Copper sold (millions of pounds)[g]	101	101	0%	120	(16)%	291	346	(16)%

Market copper price ($/lb)	3.79	3.84	(1)%	3.51	8%	3.89	4.11	(5)%

Realized copper price[b,g] ($/lb)	3.78	3.70	2%	3.24	17%	3.88	3.86	1%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.68	2.84	(6)%	2.30	17%	2.90	2.21	31%

Copper C1 cash costs[b,g] ($/lb)	2.05	2.28	(10)%	1.86	10%	2.33	1.79	30%

Copper all-in sustaining costs[b,g] ($/lb)	3.23	3.13	3%	3.13	3%	3.25	2.96	10%

	As at 9/30/23	As at 6/30/23	% Change	As at 9/30/22	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,775	4,774	0%	5,095	(6)%

Cash and equivalents	4,261	4,157	3%	5,240	(19)%

Debt, net of cash	514	617	(17)%	(145)	454%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $12 million and $27 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $7 million and September 30, 2022: $8 million and $19 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2023	15	PRESS RELEASE

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Revenue (notes 4 and 5)	$2,862	$2,527	$8,338	$8,239

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,915	1,815	5,793	5,404

General and administrative expenses	30	26	97	110

Exploration, evaluation and project expenses	86	77	258	244

Impairment charges (notes 8b and 12)	—	24	23	29

Loss on currency translation	30	3	56	12

Closed mine rehabilitation	(44)	(55)	(35)	(180)

Income from equity investees (note 11)	(68)	(52)	(179)	(240)

Other expense (income) (note 8a)	58	(9)	128	(18)

Income before finance costs and income taxes	$855	$698	$2,197	$2,878

Finance costs, net	(52)	(73)	(154)	(250)

Income before income taxes	$803	$625	$2,043	$2,628

Income tax expense (note 9)	(218)	(215)	(687)	(795)

Net income	$585	$410	$1,356	$1,833

Attributable to:

Equity holders of Barrick Gold Corporation	$368	$241	$793	$1,167

Non-controlling interests (note 15)	$217	$169	$563	$666

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.21	$0.14	$0.45	$0.66

Diluted	$0.21	$0.14	$0.45	$0.66

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2023	16	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Net income	$585	$410	$1,356	$1,833

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	1	—	1

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	1	(3)	2

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(2)

Net change on equity investments, net of tax $1, $nil, $nil and $(6)	(12)	3	(17)	35

Total other comprehensive (loss) income	(12)	4	(20)	36

Total comprehensive income	$573	$414	$1,336	$1,869

Attributable to:

Equity holders of Barrick Gold Corporation	$356	$245	$773	$1,203

Non-controlling interests	$217	$169	$563	$666

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2023	17	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

OPERATING ACTIVITIES

Net income	$585	$410	$1,356	$1,833

Adjustments for the following items:

Depreciation	504	457	1,479	1,393

Finance costs, net[1]	52	73	154	250

Impairment charges (notes 8b and 12)	—	24	23	29

Income tax expense (note 9)	218	215	687	795

Income from equity investees (note 11)	(68)	(52)	(179)	(240)

Gain on sale of non-current assets	(4)	(64)	(10)	(86)

Loss on currency translation	30	3	56	12

Change in working capital (note 10)	(47)	(52)	(298)	(217)

Other operating activities (note 10)	(74)	(91)	(73)	(294)

Operating cash flows before interest and income taxes	1,196	923	3,195	3,475

Interest paid	(31)	(23)	(184)	(175)

Interest received[1]	57	30	157	52

Income taxes paid[2]	(95)	(172)	(433)	(666)

Net cash provided by operating activities	1,127	758	2,735	2,686

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(768)	(792)	(2,225)	(2,158)

Sales proceeds	2	52	8	75

Investment sales	3	—	3	382

Dividends received from equity method investments (note 11)	74	101	159	770

Shareholder loan repayments from equity method investments (note 11)	—	—	5	—

Net cash used in investing activities	(689)	(639)	(2,050)	(931)

FINANCING ACTIVITIES

Lease repayments	(3)	(6)	(11)	(16)

Debt repayments	—	(56)	—	(56)

Dividends	(175)	(351)	(524)	(882)

Share buyback program	—	(141)	—	(314)

Funding from non-controlling interests (note 15)	13	—	23	—

Disbursements to non-controlling interests (note 15)	(175)	(162)	(399)	(661)

Other financing activities (note 10)	7	60	48	140

Net cash used in financing activities	(333)	(656)	(863)	(1,789)

Effect of exchange rate changes on cash and equivalents	(1)	(3)	(1)	(6)

Net increase (decrease) in cash and equivalents	104	(540)	(179)	(40)

Cash and equivalents at the beginning of period	4,157	5,780	4,440	5,280

Cash and equivalents at the end of period	$4,261	$5,240	$4,261	$5,240

[1]

2022 figures have been restated to reflect the change in presentation to present interest received ($30 million for the three months ended and $52 million for the nine months ended September 30, 2022) separately from finance costs.

[2]

Income taxes paid excludes $68 million (2022: $59 million) for the three months ended September 30, 2023 and $124 million (2022: $95 million) for the nine months ended September 30, 2023 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2023	18	PRESS RELEASE

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2023	As at December 31, 2022

ASSETS

Current assets

Cash and equivalents	$4,261	$4,440

Accounts receivable	561	554

Inventories	1,913	1,781

Other current assets (note 13b)	684	1,690

Total current assets	$7,419	$8,465

Non-current assets

Equity in investees (note 11)	3,998	3,983

Property, plant and equipment	26,621	25,821

Goodwill	3,581	3,581

Intangible assets	149	149

Deferred income tax assets	27	19

Non-current portion of inventory	2,774	2,819

Other assets	1,026	1,128

Total assets	$45,595	$45,965

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,584	$1,556

Debt	8	13

Current income tax liabilities	313	163

Other current liabilities (note 13b)	513	1,388

Total current liabilities	$2,418	$3,120

Non-current liabilities

Debt	4,767	4,769

Provisions	2,112	2,211

Deferred income tax liabilities	3,367	3,247

Other liabilities	1,233	1,329

Total liabilities	$13,897	$14,676

Equity

Capital stock (note 14)	$28,117	$28,114

Deficit	(7,016)	(7,282)

Accumulated other comprehensive income (loss)	6	26

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,020	$22,771

Non-controlling interests (note 15)	8,678	8,518

Total equity	$31,698	$31,289

Contingencies and commitments (notes 4 and 16)

Total liabilities and equity	$45,595	$45,965

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2023	19	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	793	—	—	793	563	1,356

Total other comprehensive loss	—	—	—	(20)	—	(20)	—	(20)

Total comprehensive income (loss)	—	—	793	(20)	—	773	563	1,336

Transactions with owners

Dividends	—	—	(524)	—	—	(524)	—	(524)

Funding from non-controlling interests (note 15)	—	—	—	—	—	—	23	23

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(426)	(426)

Dividend reinvestment plan (note 14)	173	3	(3)	—	—	—	—	—

Total transactions with owners	173	3	(527)	—	—	(524)	(403)	(927)

At September 30, 2023	1,755,523	$28,117	($7,016)	$6	$1,913	$23,020	$8,678	$31,698

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307

Net income	—	—	1,167	—	—	1,167	666	1,833

Total other comprehensive income	—	—	—	36	—	36	—	36

Total comprehensive income	—	—	1,167	36	—	1,203	666	1,869

Transactions with owners

Dividends	—	—	(882)	—	—	(882)	—	(882)

Disbursements to non-controlling interests	—	—	—	—	—	—	(673)	(673)

Dividend reinvestment plan	204	3	(3)	—	—	—	—	—

Share buyback program	(17,500)	(280)	—	—	(34)	(314)	—	(314)

Total transactions with owners	(17,296)	(277)	(885)	—	(34)	(1,196)	(673)	(1,869)

At September 30, 2022	1,762,035	$28,220	($6,284)	$13	$1,915	$23,864	$8,443	$32,307

[1]	Includes cumulative translation losses at September 30, 2023: $95 million (December 31, 2022: $93 million; September 30, 2022: $92 million).

[2]	Includes additional paid-in capital as at September 30, 2023: $1,875 million (December 31, 2022: $1,875 million; September 30, 2022: $1,877 million).

The notes to these unaudited condensed interim financial statements, which are contained in the Third Quarter Report 2023 available on our website, are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2023	20	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2022.

Endnotes

Endnote 1

On a 100% basis. Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023. See Appendix B – Outlook Assumptions.

Endnote 2

See Appendix B - Outlook Assumptions. Gold Equivalent Ounces from copper assets are calculated using a gold price of $1,300/ oz and a copper price of $3.00/lb.

Endnote 3

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22
Net cash provided by operating activities	1,127	832	758	2,735	2,686

Capital expenditures	(768)	(769)	(792)	(2,225)	(2,158)

Free cash flow	359	63	(34)	510	528

Endnote 4

On an attributable basis.

Endnote 5

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2023	21	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22	9/30/23	9/30/22

Sales	2,588	2,584	2,277	209	189	200	7,583	7,385	569	698

Sales applicable to non-controlling interests	(797)	(787)	(700)	0	0	0	(2,307)	(2,266)	0	0

Sales applicable to equity method investments[a,b]	187	171	152	126	133	134	484	433	419	486

Sales applicable to sites in closure or care and maintenance[c]	(4)	(2)	(14)	0	0	0	(13)	(44)	0	0

Treatment and refinement charges	7	8	3	47	50	54	22	8	140	152

Revenues – as adjusted	1,981	1,974	1,718	382	372	388	5,769	5,516	1,128	1,336

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,027	1,001	997	101	101	120	2,982	3,030	291	346

Realized gold/copper price per ounce/pound[d]	1,928	1,972	1,722	3.78	3.70	3.24	1,934	1,820	3.88	3.86

a.

Represents sales of $187 million and $484 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $171 million and September 30, 2022: $152 million and $433 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $82 million and $261 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $81 million and September 30, 2022: $82 million and $299 million, respectively) applicable to our 50% equity method investment in Zaldívar and $49 million and $176 million, respectively (June 30, 2023: $58 million and September 30, 2022: $57 million and $201 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.	On an attributable basis. Excludes Pierina, which is producing incidental ounces while in closure.
d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 6

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net earnings attributable to equity holders of the Company	368	305	241	793	1,167

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	0	22	24	23	29

Acquisition/disposition gains[b]	(4)	(3)	(64)	(10)	(86)

Loss (gain) on currency translation	30	(12)	3	56	12

Significant tax adjustments[c]	19	33	44	100	99

Other (income) expense adjustments[d]	(5)	(3)	(27)	55	(109)

Non-controlling interest[e]	4	(7)	4	(9)	(3)

Tax effect[e]	6	1	(1)	(7)	(3)

Adjusted net earnings	418	336	224	1,001	1,106

Net earnings per share[f]	0.21	0.17	0.14	0.45	0.66

Adjusted net earnings per share[f]	0.24	0.19	0.13	0.57	0.62

a.

For the three month period ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets. For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana.

b.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains mainly related to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

c.

For the three month period ended September 30, 2023, significant tax adjustments were mainly related to the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances. For the nine month period ended September 30, 2023, significant tax adjustments were mainly related to the settlement agreement to resolve the tax dispute at Porgera, the de-recognition of deferred tax assets, adjustments in respect of prior years and the re-measurement of deferred tax balances.

BARRICK THIRD QUARTER 2023	22	PRESS RELEASE

d.

For the nine month period ended September 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Non-controlling interest and tax effect for the three and nine month periods ended September 30, 2023 primarily relates to loss (gain) on currency translation.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 7

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Minesite sustaining capital expenditures	529	524	571	1,507	1,514

Project capital expenditures	227	238	213	691	625

Capitalized interest	12	7	8	27	19

Total consolidated capital expenditures	768	769	792	2,225	2,158

Endnote 8

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

Endnote 9

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. “All-in costs” per ounce start with “All-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2023	23	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Cost of sales applicable to gold production		1,736	1,753	1,638	5,250	4,923

Depreciation		(427)	(413)	(393)	(1,285)	(1,250)

Cash cost of sales applicable to equity method investments		65	67	61	195	166

By-product credits		(65)	(60)	(50)	(186)	(156)

Non-recurring items	a	0	0	0	0	0

Other	b	7	5	(7)	12	(30)

Non-controlling interests	c	(380)	(388)	(360)	(1,146)	(1,049)

Total cash costs		936	964	889	2,840	2,604

General & administrative costs		30	28	26	97	110

Minesite exploration and evaluation costs	d	11	14	22	36	52

Minesite sustaining capital expenditures	e	529	524	571	1,507	1,514

Sustaining leases		7	9	12	23	27

Rehabilitation - accretion and amortization (operating sites)	f	14	15	12	43	36

Non-controlling interest, copper operations and other	g	(238)	(197)	(264)	(594)	(661)

All-in sustaining costs		1,289	1,357	1,268	3,952	3,682

Global exploration and evaluation and project expense	d	75	87	55	222	192

Community relations costs not related to current operations		0	1	0	1	0

Project capital expenditures	e	227	238	213	691	625

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	6	6	5	18	13

Non-controlling interest and copper operations and other	g	(101)	(122)	(71)	(311)	(197)

All-in costs		1,496	1,567	1,470	4,573	4,315

Ounces sold - attributable basis (000s ounces)	h	1,027	1,001	997	2,982	3,030

Cost of sales per ounce	i,j	1,277	1,323	1,226	1,325	1,211

Total cash costs per ounce	j	912	963	891	953	859

Total cash costs per ounce (on a co-product basis)	j,k	954	1,003	925	995	893

All-in sustaining costs per ounce	j	1,255	1,355	1,269	1,325	1,215

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,297	1,395	1,303	1,367	1,249

All-in costs per ounce	j	1,457	1,566	1,474	1,534	1,424

All-in costs per ounce (on a co-product basis)	j,k	1,499	1,606	1,508	1,576	1,458

a.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.	Other

Other adjustments for the three and nine month periods ended September 30, 2023 include the removal of total cash costs and by-product credits associated with Pierina, which is producing incidental ounces, of $nil and $3 million, respectively (June 30, 2023: $nil; September 30, 2022: $7 million and $17 million, respectively).

c.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $536 million and $1,598 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $533 million and September 30, 2022: $491 million and $1,472 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 51 of Barrick’s Q3 2023 MD&A.

e.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 50 of Barrick’s Q3 2023 MD&A.

f.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina. The impact is summarized as the following:

BARRICK THIRD QUARTER 2023	24	PRESS RELEASE

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

General & administrative costs	(5)	(5)	(5)	(16)	(23)

Minesite exploration and evaluation expenses	(4)	(4)	(9)	(12)	(19)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(3)	(15)	(10)

Minesite sustaining capital expenditures	(224)	(183)	(247)	(551)	(609)

All-in sustaining costs total	(238)	(197)	(264)	(594)	(661)

Global exploration and evaluation and project expense	(29)	(37)	(9)	(78)	(24)

Project capital expenditures	(72)	(85)	(62)	(233)	(173)

All-in costs total	(101)	(122)	(71)	(311)	(197)

h.	Ounces sold - attributable basis
Excludes Pierina, which is producing incidental ounces while in closure.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil and $3 million, respectively, for the three and nine month periods ended September 30, 2023 (June 30, 2023: $nil and September 30, 2022: $6 million and $17 million, respectively), which is producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

By-product credits	65	60	50	186	156

Non-controlling interest	(22)	(20)	(16)	(61)	(53)

By-product credits (net of non-controlling interest)	43	40	34	125	103

Endnote 10

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2023	25	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Cost of sales	167	176	172	517	469

Depreciation/amortization	(70)	(59)	(59)	(173)	(131)

Treatment and refinement charges	47	50	54	140	152

Cash cost of sales applicable to equity method investments	82	84	81	253	227

Less: royalties	(15)	(16)	(23)	(46)	(87)

By-product credits	(4)	(6)	(2)	(14)	(11)

Other	0	0	0	0	0

C1 cash costs	207	229	223	677	619

General & administrative costs	6	4	4	16	22

Rehabilitation - accretion and amortization	3	2	0	7	2

Royalties	15	16	23	46	87

Minesite exploration and evaluation costs	3	2	8	7	16

Minesite sustaining capital expenditures	91	58	115	182	271

Sustaining leases	2	4	1	9	4

All-in sustaining costs	327	315	374	944	1,021

Pounds sold - attributable basis (millions pounds)	101	101	120	291	346

Cost of sales per pound[a,b]	2.68	2.84	2.30	2.90	2.21

C1 cash costs per pound[a]	2.05	2.28	1.86	2.33	1.79

All-in sustaining costs per pound[a]	3.23	3.13	3.13	3.25	2.96

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote 11

Porgera was placed on temporary care and maintenance on April 25, 2020 and remains excluded from our 2023 guidance. We expect to update our guidance to include Porgera following both the execution of landowner compensation agreements and the finalization of a timeline for the resumption of full mine operations. The granting of the new SML to New Porgera Limited reduced Barrick’s interest in the future production of the Porgera mine from 47.5% to 24.5%.

Endnote 12

A Tier One Gold Asset is an asset with a $1,300/oz reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with all in sustaining costs per pound in the lower half of the industry cost curve. A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

Endnote 13

Malaria Incidence Rate is calculated as number of new positive cases of malaria X 100 / Total employees during the reporting period.

Endnote 14

Barrick holds a 50% ownership interest in the Reko Diq project following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The remaining 50% of the reconstituted project is held by Pakistani stakeholders. Barrick is the operator of the project.

Reko Diq mineral resources are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Attributable Indicated resources of 1,800 tonnes grading 0.26 g/t, representing 15 million ounces of gold, and 1,900 million tonnes grading 0.44%, representing 18,000 million pounds of copper. Inferred resources of 570 tonnes grading 0.2 g/t, representing 3.7 million ounces of gold, and 590 million tonnes grading 0.4%, representing 4,600 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation, including tonnes, grades, pounds, and ounces, can be found on pages 33-46 of Barrick’s 2022 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

BARRICK THIRD QUARTER 2023	26	PRESS RELEASE

Endnote 15

Lumwana financial metrics and production metrics are based upon a preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Lumwana Super Pit is based upon a $3.00/lb whittle pit shell. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing pre-feasibility study and are made by the qualified person.

Lumwana mineral resources are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Attributable Measured resources of 140 million tonnes grading 0.48%, representing 1,500 million pounds of copper, Indicated resources of 960 million tonnes grading 0.55%, representing 12,000 million pounds of copper, Measured and Indicated resources of 1,100 million tonnes grading 0.54%, representing 13,000 million pounds of copper and Inferred resources of 820 million tonnes grading 0.5%,representing 8,700 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation, including tonnes, grades, pounds, and ounces, can be found on pages 33-46 of Barrick’s 2022 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 16

Gold Equivalent Ounces from copper assets are calculated using a gold price of $1300/oz and a copper price of $3.00/lb. Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities:

•

Estimates as of December 31, 2022: Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper.

•

Estimates as of December 31, 2021: Proven mineral reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper.

•

Estimates as of December 31, 2020: Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper. Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper. Estimates as of December 31, 2019: Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold, and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold, and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper.

•	Estimates as of December 31, 2019 reflect Barrick’s acquisition of all of the shares of Acacia Mining plc that it did not already own as of September 17, 2019.

Acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.90 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s equity interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

Endnote 17

Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions. Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.

Endnote 18

Gold Equivalent Ounces from copper assets are calculated using a gold price of $1,300/oz and a copper price of $3.00/lb.

Endnote 19

Fourmile financial metrics and production metrics are based upon preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Fourmile is based upon $1,300/oz mineable stope optimizer. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing study and are made by the qualified person. Fourmile is currently 100% owned by Barrick. As previously disclosed,

BARRICK THIRD QUARTER 2023	27	PRESS RELEASE

Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.

Fourmile mineral resources are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Indicated resources of 1.5 million tonnes grading 10.01 g/t, representing 0.49 million ounces of gold, and Inferred resources of 7.8 million tonnes grading 10.5 g/t, representing 2.7 million ounces of gold, Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation, including tonnes, grades, pounds, and ounces, can be found on pages 33-46 of Barrick’s 2022 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 20

Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 17, 2023.

Endnote 21

Porgera financial metrics and production metrics are based upon a preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Porgera is based upon a $1,300/oz Au whittle pit shell. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing pre-feasibility study and are made by the qualified person.

Porgera mineral resources are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Attributable Measured resources of 1.4 million tonnes grading 5.55g/t, representing 0.25 million ounces of gold, Indicated resources of 19 million tonnes grading 3.62g/t, representing 2.3 million ounces of gold. Inferred resources of 8.0 million tonnes grading 3.2g/t, representing 0.82 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation, including tonnes, grades, pounds, and ounces, can be found on pages 33-46 of Barrick’s 2022 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 22

Includes Goldrush.

Endnote 23

Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.

Endnote 24

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is producing incidental ounces while in closure.

Endnote 25

Includes corporate administration costs.

Endnote 26

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. Starting with the accompanying MD&A, we are presenting attributable EBITDA, which removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. EBITDA, adjusted EBITDA, and attributable EBITDA are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a

BARRICK THIRD QUARTER 2023	28	PRESS RELEASE

substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA, adjusted EBITDA, and attributable EBITDA differently. Further details on these nonGAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/23	6/30/23	9/30/22	9/30/23	9/30/22

Net earnings	585	502	410	1,356	1,833

Income tax expense	218	264	215	687	795

Finance costs, net[a]	30	23	55	90	204

Depreciation	504	480	457	1,479	1,393

EBITDA	1,337	1,269	1,137	3,612	4,225

Impairment charges (reversals) of non-current assets[b]	0	22	24	23	29

Acquisition/disposition gains[c]	(4)	(3)	(64)	(10)	(86)

Loss (gain) on currency translation	30	(12)	3	56	12

Other (income) expense adjustments[d]	(5)	(3)	(27)	55	(109)

Income tax expense, net finance costs[a], and depreciation from equity investees	106	95	82	279	256

Adjusted EBITDA	1,464	1,368	1,155	4,015	4,327

Non-controlling Interests	(393)	(380)	(327)	(1,096)	(1,196)

Attributable EBITDA	1,071	988	828	2,919	3,131

Revenues - as adjusted[e]	2,363	2,346	2,106	6,897	6,852

Attributable EBITDA margin[f]	45%	42%	39%	42%	46%

a.	Finance costs exclude accretion.
b.

For the three month period ended June 30, 2023, net impairment charges were mainly related to miscellaneous assets. For the three and nine month periods ended September 30, 2022, net impairment charges mainly relate to an inventory write-off at Lumwana.

c.

For the three and nine month periods ended September 30, 2022, acquisition/disposition gains mainly related to the sale of a portfolio of royalties to Maverix Metals Inc. and the sale of a portfolio of royalties by Nevada Gold Mines to Gold Royalty Corp.

d.

For the nine month period ended September 30, 2023, other (income) expense adjustments mainly relate to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. Other (income) expense adjustments for all periods were also impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera.

e.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 76 of Barrick’s Q3 2023 MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.

Endnote 27

Reko Diq “Cost of Sales” per pound Cu “C1 cash costs” per pound Cu and “All-in sustaining costs” per pound Cu are reported inclusive of by-product credit for gold production based upon long term reserve prices of $1,300/oz Au and $3.00/lb Cu.

BARRICK THIRD QUARTER 2023	29	PRESS RELEASE

Appendix A

Reko Diq Study Snapshot (100%)[14]

Mine Life (yrs)	42

Mineral Resource[14] (100% basis)	M&I: 3.8Bt @ 0.44% Cu for 17Mt Cu
INF: 1.2Bt @ 0.4% Cu for 4.2Mt Cu

	Phase 1	Phase 2

Throughput (Mtpa)	40 (2028 – 2033)	80 (2034 onwards)

Average Annual Production

Copper (kt)[i]	250ii	400ii

Gold (koz)[i]	300ii	500ii

Average Annual Total Tonnes Mined (TTM) (Mt)	100ii	200ii

Strip Ratio	0.4ii	1.0ii

Construction Capital ($bn)[7]	Approx. 5.0 – 5.5	Approx. 3.2 – 3.5

Cost of Sales ($/lb)[27]	Approx.1.2 – 1.3	Approx.1.1 – 1.2

AISC ($/lb)[10,27]	Approx.1.2 – 1.3	Approx.1.1 – 1.2

C1 Costs ($/lb)[10,27]	Approx. 0.8 – 0.9	Approx. 0.7 – 0.8

i.	96.5% of Annual Copper production and 94% of Annual Gold production from the concentrate is assumed to be payable under industry standard smelting and refining terms.

ii.	Indicative gold and copper recovered production profile from Reko Diq, which is conceptual in nature. Subject to change following an updated feasibility study.

Lumwana Study Snapshot[15]

Mineral Resource[15] (100% attrib.)	M&I: 1.1Bt @ 0.54% Cu for 6.0Mt Cu
	INF: 0.8Bt @ 0.5% Cu for 4.0Mt Cu

	Current	Super Pit

Mine Life (yrs)	19	36ii

Throughput (Mtpa)	26-28	50

Avg Annual Cu Produced (kt) 100% basis[i]	150	240ii

Average Annual TTM (Mt)	110	250ii

Life of Mine Strip Ratio	3.4	4.3ii

Construction Capital ($bn)[7]	N/A	Approx. 1.6-1.9 (2024 – 2028)

Cost of Sales ($/lb)	2.2	Approx. 2.1 – 2.4

LOM AISC ($/lb)[10]	2.3	Approx.1.9 – 2.2

LOM C1 Costs ($/lb)[10]	1.9	Approx. 1.8 – 2.1

i.	96.5% of Annual Copper production from the concentrate is assumed to be payable under industry standard smelting and refining terms.

ii.	Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

BARRICK THIRD QUARTER 2023	30	PRESS RELEASE

Fourmile Conceptual PEA Study Snapshot[19]

Mineral Resource[19] (100% attrib.)	M&I: 0.49Moz @ 10g/t INF: 2.7Moz @ 10.5g/t

Exploration Upside[i]	13 – 20Mt @ 13.3 – 20.0g/t

Mine Life (yrs)	+15ii

Ore tonnes (ktpa)	600 – 1,500ii

Average annual gold production (Koz)	300 – 400ii

Construction Capital ($bn)[7]	Approx. 0.8 – 1.1

Cost of Sales ($/oz)	Approx. 700 – 900

AISC ($/oz)[9]	Approx. 700 – 900

i.

Potential quantities and grades in these preliminary results are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

ii.	Indicative gold production profile from Fourmile which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

Porgera Conceptual PEA Study Snapshot (100%)[21]

Mineral Resource[21] (100% basis)	M&I: 10.2Moz Au @ 3.8g/t INF: 3.4Moz Au @ 3.2g/t

Exploration Upside[i]	30 – 50Mt @ 2.5 – 3.3g/t

Mine Life (yrs)	20ii

Ore tonnes (ktpa)	5,650 – 6,200ii

Average annual gold production (Koz)	650 – 750ii

Expansion Capital ($bn)[7]	Approx. 0.9 – 1.1iii

Cost of Sales ($/oz)	Approx. 800 – 1,000

AISC ($/oz)[9]	Approx. 700 – 900

i.

Potential quantities and grades in these preliminary results are conceptual in nature and there has been insufficient exploration to define a mineral resource at this time and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

ii.	Indicative gold production profile from Porgera (100% basis) which is conceptual in nature and is subject to change following completion of a pre-feasibility study.

iii.	65% of expansion capital is planned during 2024-2028 and 25% during 2029-2033.

BARRICK THIRD QUARTER 2023	31	PRESS RELEASE

Appendix B – Outlook Assumptions

Key assumptions	2023	2024	2025+

Gold Price ($/oz)	1,900	1,300	1,300

Copper Price ($/lb)	3.50	3.00	3.00

Oil Price (WTI) ($/barrel)	90	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	230	230	230

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	800	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.20	1.20

•

Barrick’s five-year indicative base case outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. Our outlook is based on our current reserves and resources as disclosed in our Q4 2022 report and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the group gold and copper segments, and where applicable for a specific region, our indicative outlook is subject to change and assumes the following:

○	New open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027.

○	Production from the proposed Pueblo Viejo plant expansion and tailings facility project starting in 2023.

○	Tongon will enter care and maintenance by 2026.

○

Production attributable to Porgera is based on the assumption that the mine’s current care and maintenance status will be temporary, and that the suspension of operations will not have a significant impact on Barrick’s future production.

•	Our five-year indicative base case outlook excludes:

○	Production from Fourmile.

○	Production from Pierina and Golden Sunlight, which are currently in care and maintenance.

○	Production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto or Alturas.

•

Barrick’s ten-year base case production profile is subject to change and are based on the same assumptions as the current five-year outlook detailed above, except that the next five years of the ten-year outlook assume attributable production from exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

•

Barrick’s five-year and ten-year production profile in this presentation also assumes the re-start of Porgera, as well as an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

•	Barrick’s 15-year production profile for Nevada Gold Mines is based on the same assumptions as the ten-year base case production profile detailed above.

BARRICK THIRD QUARTER 2023	32	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

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Canada

Telephone: +1 416 861-9911

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Website: www.barrick.com

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Transfer Agents and Registrars

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or

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Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

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+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “focus”, “scheduled”, “commitment” “opportunities”, “guidance”, “project”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including anticipated gold production for the fourth quarter of 2023 and our expectation of a shortfall (and the magnitude of the expected shortfall) in 2023 annual gold production relative to Barrick’s previously announced 2023 guidance and our five, ten and fifteen-year production profiles for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates, including expected mineral reserve replacement in 2023 and 2024, annual production expectations from Reko Diq and Lumwana and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s global exploration strategy and planned exploration activities, including the expected benefits of drill results at Nevada Gold Mines; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s copper strategy; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project, Fourmile, Reko Diq project, Porgera mine, Lumwana Super Pit and growth opportunities at Nevada Gold Mines; potential mineralization and metal or mineral recoveries; expected timing for the feasibility study, construction and targeted first production for the Reko Diq project; our expectations for a project financing process for Reko Diq; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine, including the execution of compensation agreements with local landowners, and the timeline to recommence operations; potential mine life of Porgera; our pipeline of high confidence projects at or near existing operations; the potential to extend Veladero’s life of mine; Barrick’s global exploration strategy and planned exploration activities; Barrick’s partnership with the Government of Tanzania under the framework agreement; Lumwana’s ability to further extend the life of mine through the development of a Super Pit and targeted timing for construction and first production; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, economic contributions and education, infrastructure and procurement initiatives, climate change (including our Scope 3 emissions targets and our reliance on our value chain to help us achieve these targets within the specified time frames), biodiversity initiatives and tailings storage facilities management, including Barrick’s conformance with the Global Industry Standard on Tailings Management; Barrick’s talent management strategy; and expectations regarding future price

BARRICK THIRD QUARTER 2023	33	PRESS RELEASE

assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study, and the environmental license for the construction and operation of the El Naranjo tailings storage facility for Pueblo Viejo; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2023 guidance, as well as its five, ten and fifteen-year production profiles for gold and copper, may be impacted by the ongoing business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2023	34	PRESS RELEASE